ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

02049031

02 AUG -6

SUPPL

PROCESSED
AUG 08 2002
THOMSON
FINANCIAL

P

30 July 2002

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

TED BRINDAL
Company Secretary

Lodgement with Australian Stock Exchange:
30 July 2002 ASX – 2nd Quarter 2002 report

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

30 July 2002

QUARTERLY REPORT FOR THE PERIOD
FROM 1 APRIL 2002 TO 30 JUNE 2002

HIGHLIGHTS

UNITED STATES OF AMERICA

Second quarter oil and gas sales amount to $636,899.
Exploration success at Lake Long Field, South Louisiana.
Rainosek Prospect, Lavaca County, Texas scheduled to spud Sept 2002.
Granite Wash Prospect, Hemphill County, Texas scheduled for 3rd qtr drilling

CHINA

Fast track 3D program (421 sq km) planned for offshore China.

AUSTRALIA

Banjo Prospect, Offshore Carnarvon Basin (EP 397) waiting on rig.
Argos Prospect, Offshore Carnarvon Basin (WA-254-P) scheduled for early Nov 2002.

PAPUA NEW GUINEA
Seismic program planning progresses in PPL 228.

AUSTRALIA

WA-254-P - OFFSHORE CARNARVON BASIN, 10.71% (parts 1, 3 and 4), 11.25% (part 2) (OPERATOR - APACHE ENERGY LTD)

The JV has approved the Argos Prospect for drilling early Nov 2002 using the Apache operated Ensco 56 jackup rig. Argos is on trend and only 3 km south of the Woodside operated Legendre Field recently commissioned at 40,000 barrels of oil per day. The Prospect is supported by modern 3D seismic and its proximity to infrastructure provides a robust economic model for development.

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au

FAR is continuing efforts to farm out the proposed Banjo well.

Following a recommendation by the Operator, a renewal application was lodged during September 2001 to renew the entire permit (area 159 square km) for a further term of five years. The current term has been extended to 13 December 2002.

EP 104 - CANNING BASIN - 8% INTEREST
WEST KORA APPLICATION – CANNING BASIN – 12% INTEREST
(OPERATOR – GULLIVER PRODUCTIONS PTY LTD)

EP 104 occupies an area of 990 sq km with the current term expiring on 10 November 2004. The permit contains the Point Torment and Valentine Prospects and the West Kora oil discovery which is currently shut in.

The Joint Venture has agreed to a first phase farm-in proposal on EP 104 and the West Kora discovery. Under that Farm-in Agreement, Bounty has undertaken a technical study involving further geological, geophysical and engineering work and exercised an option to drill a well to earn a 12 percent interest in EP-104 by contributing 20 percent.

The Operator has advised farmin negotiations are proceeding with other interested parties to drill the Point Torment structure which has estimated potential recoverable reserves of 80 BCF gas and 6-12 million barrels of oil.

The EP 104 Joint Venture is negotiating a gas sales contract with an independent power company for the supply of natural gas from Point Torment for the generation of electricity for the West Kimberly area. This contract will be subject to the joint venture proving approximately 35 BCF gas in EP 104.

A well is scheduled for late October 2002. In the event that a well is drilled on EP 104 at the farminee's expense, FAR's interest in EP-104 shall reduce.

PAPUA NEW GUINEA

PPL 228 - PAPUAN BASIN - 12.5% INTEREST
(OPERATOR - SANTOS)

PPL 228, covering 33 graticular sections and 2,673 square kilometres, was granted by the PNG authority on 26 July 2001.

The Operator has deferred commencement of field operations on the Amdi structure following new mapping that shows an increase in structural risk. The seismic program is being modified to mature Maipe, Muir and Gruy River structures to drill status. It is expected that field seismic work will commence in the final quarter of 2002.

BEIBU GULF BLOCK 22/12 - 10%
OPERATOR: ROC

Block 22/12 is situated approximately 60 km off the coast of China, northwest of Hainan Island, and covers an area of 456 sq km. Water depths are shallow, ranging from, approximately, 10 metres to 40 metres. Within the Block there are several undeveloped oil accumulations which merit further study.

The Lake Long Field has produced over 300 BCF of gas and 20 million barrels of oil from some 26 separate zones ranging in thickness from 5 to 100 feet. Public domain well log and production data supports well averages approximating 5 BCF and 40,000 barrels of condensate. The entire field is covered with 3D seismic.

The Operator of the Lake Long State Lease 328 is Kriti Exploration Inc of Houston Texas, a company controlled by shipping interests in Athens, Greece. FAR has an 11.25 percent working interest in the SL328 #2ST well. Other participants are all USA based entities.

Bayou Choctaw Project, Iberville Parish, South Louisiana

FAR has entered into an agreement with Bligh Oil & Minerals N .L. to participate in the drilling of two development wells at the Bayou Choctaw Oil Field, Louisiana.

Under the agreement, these wells (Wilberts 93 and Victory Financial 1B) will be followed by a PSDM study over the existing 3D data, prior to drilling two more wells during the second half of 2002.

The Bayou Choctaw field is located in the southern Louisiana Salt Basin, in an area with a long history of oil and gas production, covered by an extensive network of production and pipeline facilities. The field, which was discovered in 1933, has produced over 30 million barrels of oil and in excess of 50 billion cubic feet of gas from 29 different pay zones at depths ranging from 2,500 to 9,000 feet.

Despite the field's long producing history, seismic control of any form was never acquired until 1996, due to the fact that the field is located in low-lying, marsh and bayou country, in which surface access is difficult and expensive. This is characteristic of much of the production in South Louisiana. In 1996, 42 square miles of high quality 3D data was acquired across Bayou Choctaw, centred on the field, at a cost of approximately US$4 million.

The 3D data has greatly assisted in resolution of the dominant fault patterns, and definition of areas of partial and limited drainage, which justify further drilling. On the confines of the field itself, which covers only 2-3 square miles, little drilling has been conducted below a depth of 9,500 feet. Excellent potential for major new oil and gas reserves is thought to be present below this depth.

The 3D seismic data has demonstrated that there is a significant "salt overhang" on the western flanks of the dome, underlying the Wilberts lease where the Wilberts 93 development well, in which FAR will participate, is planned.

This western area of the dome has exceptional proved undeveloped oil reserve potential. Some of this is inaccessible due to the fact that the central portions of the salt dome are part of the Strategic Petroleum Reserve, but several locations with potential for proved undeveloped reserves are present on the west and south flanks of the dome alone.

The second well, the Victory Financial #lB, is a follow up to an earlier well on the northern flank of the dome to establish production from several undrained field pays, and to evaluate the potential offered by the deep Bol Mex and Nonion Struma formations in this part of the dome complex.

The field currently makes 35 to 40 barrels of oil per day, but lends itself to an upgrade in production from work-over potential and improved oilfield practice.

Granite Wash Prospect, Hemphill County,Texas

BNR Inc, of Tulsa Oklahoma, has proposed the drilling of an 11,500 foot test well (the Thomas 47 #2) to evaluate the Granite Wash formation, on leasehold in Hemphill County, Texas, in which FAR has a 3.75 percent working interest. The prospect is based on seismic correlation to a field successfully developed in the Granite Wash formation by BNR some six miles from the proposed location. The well is scheduled for the 3rd quarter 2002.

PRODUCTION

Gas sales during the quarter totalled 46 million cubic feet for an average of 0.51 million cubic feet per day at an average price of US$3.13 per thousand cubic feet before production taxes. Oil sales during the quarter totalled 8,510 barrels for an average of 94 barrels of oil per day at an average price of US$25.24 per barrel before production taxes. Quarterly revenues amounted to $636,899.

FAR maintains a web site at www.farnl.com.au.
Enquiries: Michael Evans 61-8-9322-3939 email: admin@farnl.com.au

Yours faithfully,
FIRST AUSTRALIAN RESOURCES LIMITED

MICHAEL EVANS
Chairman

NOTE: In accordance with Chapter 5 of the Listing Rules, the geological information in this report has been reviewed by Bevan Warris, a geologist with 35 years experience and AAPG Certified Petroleum Geologist No 4723. Dr Warris has given his consent to the information in the form and context in which it appears.

Rule 5.3

Appendix 5B

Mining exploration entity quarterly report

Introduced 1/7/96. Origin: Appendix 8. Amended 1/7/97, 1/7/98, 30/9/2001.

Name of entity

FIRST AUSTRALIAN RESOURCES LIMITED

ABN	Quarter ended ("current quarter")
41 009 117 293	30 JUNE 2002

Consolidated statement of cash flows

			Current quarter $A'000	Year to date (....6... months) $A'000
	Cash flows related to operating activities			
1.1	Receipts from product sales and related debtors		555	1,150
1.2	Payments for	(a) exploration and evaluation	(254)	(1,579)
		(b) development		(57)
		(c) production	(113)	(340)
		(d) administration	(236)	(494)
1.3	Dividends received			
1.4	Interest and other items of a similar nature received		12	28
1.5	Interest and other costs of finance paid		(18)	(32)
1.6	Income taxes paid			
1.7	Prepayment of Banjo-1 well scheduled 4th qtr		(1,280)	(1,280)
	Net Operating Cash Flows		(1,334)	(2,604)
	Cash flows related to investing activities			
1.8	Payment for purchases of:	(a)prospects		(28)
		(b)equity investments		
		(c) other fixed assets	(2)	(15)
1.9	Proceeds from sale of:	(a)prospects		
		(b)equity investments		
		(c)other fixed assets		
1.10	Loans to other entities			
1.11	Loans repaid by other entities			
1.12	Other (provide details if material)			
	Net investing cash flows		(2)	(43)
1.13	Total operating and investing cash flows (carried forward)		(1,336)	(2,647)

+ See chapter 19 for defined terms.

1.13	Total operating and investing cash flows (brought forward)	(1,336)	(2,647)
	Cash flows related to financing activities		
1.14	Proceeds from issues of shares, options, etc.	643	2,225
1.15	Proceeds from sale of forfeited shares		
1.16	Proceeds from borrowings		
1.17	Repayment of borrowings		
1.18	Dividends paid		
1.19	Other (Share Issue Expenses)	(57)	(108)
	Net financing cash flows	586	2,117
	Net increase (decrease) in cash held	(750)	(530)
1.20	Cash at beginning of quarter/year to date	2,602	2,426
1.21	Exchange rate adjustments to item 1.20	(38)	(82)
1.22	**Cash at end of quarter**	1,814	1,814

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.23	Aggregate amount of payments to the parties included in item 1.2	50
1.24	Aggregate amount of loans to the parties included in item 1.10	

1.25 Explanation necessary for an understanding of the transactions

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

2.2 Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

Financing facilities available

Add notes as necessary for an understanding of the position.

+ See chapter 19 for defined terms.

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	1,066	946
3.2	Credit standby arrangements		

Estimated cash outflows for next quarter

		$A'000
4.1	Exploration and evaluation	1,009
4.2	Development	74
	Total	**1,083**

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
5.1	Cash on hand and at bank	185	139
5.2	Deposits at call	928	761
5.3	Commercial Bills	697	1,698
5.4	US$ Currency a/c	4	4
	Total: cash at end of quarter (item 1.22)	1,814	2,426

Changes in interests in mining tenements

		Tenement reference	Nature of interest (note (2))	Interest at beginning of quarter	Interest at end of quarter
6.1	Interests in mining tenements relinquished, reduced or lapsed				
6.2	Interests in mining tenements acquired or increased				

+ See chapter 19 for defined terms.

Issued and quoted securities at end of current quarter

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

		Total number	Number quoted	Issue price per security (see note 3) (cents)	Amount paid up per security (see note 3) (cents)
7.1	**Preference +securities** *(description)*				
7.2	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs, redemptions				
7.3	**+Ordinary securities**	138,431,909	138,431,909	N/A	N/A
7.4	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs	9,541,755 2,250	9,541,755 2,250	6.732 cents 14 cents	N/A N/A
7.5	**+Convertible debt securities** *(description)*				
7.6	Changes during quarter (a) Increases through issues (b) Decreases through securities matured, converted				
7.7	**Options** Tradeable (FARO)	43,628,176	43,628,176	*Exercise price* 14 cents to 31/7/02 then 20 cents to 31/7/03	*Expiry date* 31 July 2003
	Employee	7,500,000	N/A	20 cents	5 May 2003
7.8	Issued during quarter (FARO)	NIL	N/A	N/A	N/A
7.9	Exercised during quarter (FARO)	2,250	N/A	N/A	N/A
7.10	Expired during quarter	NIL	N/A	N/A	N/A
7.11	**Debentures** *(totals only)*				

+ See chapter 19 for defined terms.

7.12	**Unsecured notes** *(totals only)*		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 4).

2 This statement does give a true and fair view of the matters disclosed.

Sign here: .... Date: ....
(DIRECTOR)

Print name: MICHAEL EVANS.

Notes

1 The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2 The "Nature of interest" (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period. If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3 **Issued and quoted securities** The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4 The definitions in, and provisions of, *AASB 1022: Accounting for Extractive Industries* and *AASB 1026: Statement of Cash Flows* apply to this report.

5 **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

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